

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-mail
Randall D. Stilley
Chief Executive Officer
Paragon Offshore Limited
3151 Briarpark Drive, Suite 700
Houston, Texas 77042

> **Re:** **Paragon Offshore Limited**
> **Registration Statement on Form 10-12B**
> **Filed May 23, 2014**
> **File No. 1-36465**

Dear Mr. Stilley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

General

1.   On the cover page of your registration statement, you state the following as the address to your principal executive offices: "Devonshire House, 1 Mayfair Place, London, England, W1J 8AJ." However, in the final paragraph of page 19 of your information statement, you state that your principal executive offices are located at "3151 Briarpark Drive, Suite 700, Houston TX 77042." The same Houston address is also referenced in the disclosure on pages 142 and 151. Please revise to reconcile.

Exhibit Index

2.   Please file all omitted exhibits and provide other omitted disclosure. Once you file all the omitted items, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. In this regard, tell us whether you intend to file as an exhibit your transition services agreement relating to Noble's operations offshore Brazil. Ensure that you allow sufficient time for your response to our review in each case.

Information Statement

Questions and Answers about the Spin-Off, page 7

3.   Please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution, if material.

Cautionary Statement concerning Forward-Looking Statements, page 53

4.   Many of the statements in your filing relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning, "All statements other than statements of historical fact…," appears to be overly broad. Please narrow your statement accordingly or remove it.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

Liquidity and Capital Resources, page 86

Capital Expenditures, page 87

5.   We note your disclosure of capital *expenditures* during the current period and comparable period. Describe your material *commitments* for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments. Refer to Item 303(a)(2)(i) of Regulation S-K.

Executive Compensation, page 120

Compensation Discussion and Analysis, page 120

Long-Term Incentives, page 124

6.   We note in your discussion regarding Noble's 2013 long-term incentive compensation that the performance-vested restricted stock units are subject to a TSR (total shareholder return) performance metric, and that payout levels are tied to Noble's performance when

compared with the performance of the members of its peer group. To the extent that your compensation programs will have performance metrics, please be sure to discuss the specific performance metric goals as well as your specific performance so that investors may understand the payouts. For example, if you will use metrics similar to those used by Noble, please disclose your TSR performance as well as the TSR performance of the members of your peer group.

Potential Payments on Termination or Change of Control, page 136

7. Please clarify whether the separation of Noble's standard-specification business into your company would trigger change in control payments to any of the executive officers.

Financial Statements

Noble Standard-Spec Business

Note 1 – Organization and Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

8. Please expand your disclosure to include a more detailed discussion of revenue recognition similar to your disclosure on page 88.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi, Staff Attorney, at (202) 551-3421 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Hillary H. Holmes
        Baker Botts L.L.P.